KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

04036167

August 9, 2004

BY HAND

SUPPL

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

RECD S.E.C.
AUG 10 2004

Re: *Grupo Minsa, S.A. de C.V.*
12g3-2(b) Submission
File No.: 82-4453

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Grupo Minsa, S.A. de C.V. (the "Company") to supplement its application for reinstatement of its exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's report to Bolsa Mexicana de Valores, S.A. de C.V. regarding the Company's 2004 second quarter results.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

Sincerely,

Garth B. Thomas

cc: Kenneth G.M. Mason, Esq.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

ESTADO DE SITUACION FINANCIERA
AL 30 DE JUNIO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**2,201,017**	**100**	**2,644,182**	**100**
2	**ACTIVO CIRCULANTE**	**582,474**	**26**	**614,735**	**23**
3	EFECTIVO E INVERSIONES TEMPORALES	52,732	2	31,584	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	192,271	9	177,185	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	103,816	5	198,024	7
6		127,410	6	73,979	3
7	OTROS ACTIVOS	106,245	5	133,963	5
8	**LARGO PLAZO**	**4,536**	**0**	**4,736**	**0**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	0	0	0	0
11	OTRAS INVERSIONES	4,536	0	4,736	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**1,483,512**	**67**	**1,569,797**	**59**
13	INMUEBLES	790,044	36	806,710	31
14	MAQUINARIA Y EQUIPO	1,282,225	58	1,242,469	47
15	OTROS EQUIPOS	152,502	7	150,186	6
16	DEPRECIACION ACUMULADA	757,120	34	640,165	24
17	CONSTRUCCIONES EN	15,861	1	10,617	0
18	**ACTIVO DIFERIDO (NETO)**	**126,451**	**6**	**448,039**	**17**
19	**OTROS ACTIVOS**	**4,044**	**0**	**6,875**	**0**
20	**PASIVO TOTAL**	**1,361,860**	**100**	**1,299,368**	**100**
21	**PASIVO CIRCULANTE**	**412,568**	**30**	**295,152**	**23**
22	PROVEEDORES	222,924	16	143,579	11
23	CREDITOS BANCARIOS	93,052	7	46,742	4
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	6,569	0	11,595	1
25	OTROS PASIVOS	90,023	7	93,236	7
27	**PASIVO A LARGO PLAZO**	**949,292**	**70**	**1,004,216**	**77**
28	CREDITOS BANCARIOS	946,444	69	1,004,216	77
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	2,848	0	0	0
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**839,157**	**100**	**1,344,814**	**100**
34	PARTICIPACION MINORITARIA				
35	CAPITAL CONTABLE MAYORITARIO	**839,157**	**100**	**1,344,814**	**100**
36	**CAPITAL CONTRIBUIDO**	**2,707,978**	**323**	**2,708,498**	**201**
37	CAPITAL SOCIAL PAGADO	622,564	74	622,564	46
38	ACTUALIZACION CAPITAL SOCIAL	1,637,806	195	1,638,240	122
39	PRIMA EN VENTA DE	447,608	53	447,694	33
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**(1,868,821)**	**(223)**	**(1,363,684)**	**(101)**
42	RESULTADOS ACUMULADOS Y RESERVA DE	(1,024,050)	(122)	(769,329)	(57)
43	RESERVA PARA RECOMPRA DE	143,856	17	143,885	11
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(604,667)	(72)	(667,540)	(50)
45	**RESULTADO NETO DEL EJERCICIO**	(383,960)	(46)	(70,700)	(5)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

ESTADO DE SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO
Impresión Previa

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importo	%	Importo	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**52,732**	**100**	**31,584**	**100**
46	EFECTIVO	41,720	79	31,560	100
47	INVERSIONES	11,012	21	24	0
18	**CARGOS DIFERIDOS**	**126,451**	**100**	**448,039**	**100**
48	GASTOS AMORTIZABLES	26,129	21	332,114	74
49	CREDITO MERCANTIL	15,624	12	14,313	3
50	IMPUESTOS DIFERIDOS	84,698	67	101,612	23
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**412,568**	**100**	**295,152**	**100**
52	PASIVOS EN MONEDA	70,753	17	35,266	12
53	PASIVOS EN MONEDA	341,815	83	259,886	88
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	0	0	0	0
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**90,023**	**100**	**93,236**	**100**
57	OTROS PASIVOS CIRCULANTES CON	76,337	85	78,870	85
58	OTROS PASIVOS CIRCULANTES SIN	13,686	15	14,366	15
27	**PASIVO A LARGO PLAZO**	**949,292**	**100**	**1,004,216**	**100**
59	PASIVO EN MONEDA	723,278	76	744,889	74
60	PASIVO EN MONEDA	226,014	24	259,327	26
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	0	0	0	0
30	**OTROS CREDITOS**	**2,848**	**100**	**0**	**100**
63	OTROS CREDITOS CON	0	0	0	0
64	OTROS CREDITOS SIN	2,848	100	0	0
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(604,667)**	**100**	**(667,540)**	**100**
70	RESULTADO ACUMULADO POR POSICION	(11,152)	(2)	(10,226)	(2)
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(593,515)	(98)	(657,314)	(98)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,103,989**	**100**	**1,040,927**	**100**
2	COSTO DE	875,411	79	837,470	80
3	**RESULTADO BRUTO**	**228,578**	**21**	**203,457**	**20**
4	GASTOS DE	208,535	19	225,809	22
5	**RESULTADO DE OPERACION**	**20,043**	**2**	**(22,352)**	**(2)**
6	COSTO INTEGRAL DE FINANCIAMIENTO	63,314	6	30,265	3
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(43,271)**	**(4)**	**(52,617)**	**(5)**
8	OTRAS OPERACIONES FINANCIERAS	0	0	0	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(43,271)**	**(4)**	**(52,617)**	**(5)**
10	PROVISION PARA IMPUESTOS Y	(1,358)	0	15	0
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(41,913)**	**(4)**	**(52,632)**	**(5)**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(41,913)**	**(4)**	**(52,632)**	**(5)**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(41,913)**	**(4)**	**(52,632)**	**(5)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	18,068	2
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	342,047	31	0	0
18	**RESULTADO NETO**	**(383,960)**	**(35)**	**(70,700)**	**(7)**
19	PARTICIPACION MINORITARIA				
20	RESULTADO NETO MAYORITARIO	(383,960)	(35)	(70,700)	(7)

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**1,103,989**	**100**	**1,040,927**	**100**
21	NACIONALES	854,250	77	818,456	79
22	EXTRANJERAS	249,739	23	222,471	21
23	CONVERSION EN DOLARES	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**63,314**	**100**	**30,265**	**100**
24	INTERESES PAGADOS	50,759	80	56,042	185
25	PERDIDA EN CAMBIOS	25,047	40	1,440	5
26	INTERESES GANADOS	1,340	2	16,991	56
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION	(11,152)	(18)	(10,226)	(34)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**0**	**100**	**0**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	0	0	0	0
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(1,358)**	**100**	**15**	**100**
32	I.S.R.	(1,358)	(100)	15	100
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	582,321	1,091,852
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	2,201,355	2,590,512
39	RESULTADO DE OPERACION	29,441	(39,762)
40	RESULTADO NETO MAYORITARIO (**)	(569,393)	(247,395)
41	RESULTADO NETO (**)	(569,393)	(247,395)

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: MINSA
TRIMESTRE: 2 AÑO: 2004

GRUPO MINSA, SA DE CV

ESTADO DE RESULTADOS TRIMESTRAL
DEL 1 DE ABRIL AL 30 DE JUNIO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	547,286	100	507,625	100
2	COSTO DE	421,695	77	388,222	76
3	**RESULTADO BRUTO**	125,591	23	119,403	24
4	GASTOS DE	103,893	19	116,549	23
5	**RESULTADO DE OPERACION**	21,698	4	2,854	1
6	COSTO INTEGRAL DE FINANCIAMIENTO	50,888	9	36,067	7
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	(29,190)	(5)	(33,213)	(7)
8	OTRAS OPERACIONES FINANCIERAS	0	0	0	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	(29,190)	(5)	(33,213)	(7)
10	PROVISION PARA IMPUESTOS Y	(1,358)	0	16,178	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	(27,832)	(5)	(49,391)	(10)
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	(27,832)	(5)	(49,391)	(10)
14	RESULTADO POR OPERACIONES (NETO)	0	0	16,166	3
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	(27,832)	(5)	(65,557)	(13)
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	879	0	9,694	2
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	1,265	0	0	0
18	**RESULTADO NETO**	(29,976)	(5)	(75,251)	(15)
19	PARTICIPACION MINORITARIA				
20	RESULTADO NETO MAYORITARIO	(29,976)	(5)	(75,251)	(15)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA

GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	547,286	100	507,625	100
21	NACIONALES	418,607	76	398,356	78
22	EXTRANJERAS	128,679	24	109,269	22
23	CONVERSION EN DOLARES	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	50,888	100	36,067	100
24	INTERESES PAGADOS	27,026	53	29,793	83
25	PERDIDA EN CAMBIOS	24,425	48	15,250	42
26	INTERESES GANADOS	647	1	793	2
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION	84	0	(8,183)	(23)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	0	100	0	100
29	OTROS GASTOS Y (PRODUCTOS)	0	0	0	0
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	(1,358)	100	16,178	100
32	I.S.R.	(1,358)	(100)	12	0
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	0	0	16,166	100
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA | TRIMESTRE: 2 AÑO: 2004

GRUPO MINSA, SA DE CV

ESTADO DE RESULTADOS TRIMESTRAL | CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	547,286	100	507,625	100
21	NACIONALES	418,607	76	398,356	78
22	EXTRANJERAS	128,679	24	109,269	22
23	CONVERSION EN DOLARES	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	50,888	100	36,067	100
24	INTERESES PAGADOS	27,026	53	29,793	83
25	PERDIDA EN CAMBIOS	24,425	48	15,250	42
26	INTERESES GANADOS	647	1	793	2
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION	84	0	(8,183)	(23)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	0	100	0	100
29	OTROS GASTOS Y (PRODUCTOS)	0	0	0	0
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	(1,358)	100	16,178	100
32	I.S.R.	(1,358)	(100)	12	0
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	0	0	16,166	100
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(383,960)**	**(70,700)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	377,868	68,857
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**(6,092)**	**(1,843)**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(16,213)	(7,135)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**(22,305)**	**(8,978)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	5,250	(2,889)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**5,250**	**(2,889)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**515**	**(11,617)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	(16,540)	(23,484)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	69,272	55,068
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	52,732	31,584

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA | TRIMESTRE: 2 AÑO: 2004

GRUPO MINSA, SA DE CV

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA — **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**377,868**	**68,857**
13	+ DEPRECIACION Y AMORTIZACION DEL	58,115	73,905
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	1,440
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	(11,152)	(10,226)
17	+ (-) OTRAS PARTIDAS	330,905	3,738
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(16,213)**	**(7,135)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	(5,962)	15,617
19	+ (-) DECREMENTO (INCREMENTO) EN	(51,211)	235,562
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	(60,269)	(102,492)
21	+ (-) INCREMENTO (DECREMENTO) EN	92,329	2,376
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	8,900	(158,198)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**5,250**	**(2,889)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(236)	(15,363)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	5,572	12,474
25	+ DIVIDENDOS	0	0
26	+ OTROS	(86)	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**515**	**(11,617)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	2	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(8,626)	(3,555)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	(4,681)	(800)
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	13,820	(7,262)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Previa

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(34.78)	%	(6.79)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(87.85)	%	(18.40)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(25.87)	%	(9.36)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(2.90)	%	(14.46)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	1.00	veces	0.98	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.48	veces	1.65	veces
8	ROTACION DE INVENTARIOS (**)	9.20	veces	9.12	veces
9	DIAS DE VENTAS POR COBRAR	27	dias	27	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	61.67	%	49.14	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.62	veces	0.97	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	58.30	%	60.04	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	63.99	%	63.97	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.39	veces	(0.40)	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.62	veces	1.99	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.41	veces	2.08	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	1.10	veces	1.63	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.43	veces	0.47	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	12.78	%	10.70	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	(0.55)	%	(0.18)	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	(1.47)	%	(0.69)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	(0.44)	veces	(0.18)	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	100.00	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	0.00	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	(1,674.95)	%	30.60	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 2 AÑO: 2004
GRUPO MINSA, SA DE CV

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Previa

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe			TRIMESTRE AÑO ANTERIOR Importe		
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(2.47)		$	(.44)	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00		$	.00	
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$	.00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(2.47)		$	(.44)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00		$	.00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00		$	.00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$	.00	
8	VALOR EN LIBROS POR ACCION	$	5.39		$	8.64	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00		$	.00	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones		.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS		.46	veces		.36	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)		(1.01)	veces		(6.70)	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)		.00	veces		.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Provia

GRUPO MINSA REPORTA RESULTADOS DEL SEGUNDO TRIMESTRE DE 2004

Tlalnepantla, Estado de México, a 28 de julio de 2004 - Grupo Minsa, reportó el día de hoy sus resultados al segundo trimestre de 2004.

Entorno Macroeconómico

Diversos factores externos continúan afectando el desempeño de la Industria de la tortilla, entre ellos, el crecimiento desordenado de la economía informal afecta de manera grave a la industria establecida legalmente; la cada vez mas clara irregularidad y la migración a la informalidad de miles de pequeños molinos en el país reduce de manera significativa la recaudación fiscal afectando por ende los ingresos del gobierno federal.

La cadena productiva Maíz-Tortilla continúa perdiendo competitividad frente a otras cadenas alimenticias, particularmente la del trigo, debido a la inequidad en que se desenvuelven en relación a los esquemas de importación y los apoyos del Gobierno. Los costos del maíz para la industria mexicana se definen de manera incongruente en relación a la realidad de los mercados internacionales restándole aún mas competitividad.

El continuo contrabando y las importaciones a través de amparos que se presentan desde el año 2003 que evaden el pago de impuestos afectan de manera importante a los productos agropecuarios del País que mantienen cuotas de importación o salvaguardas como el maíz, frijol, manzana, carne de res, pollo y azúcar entre otros.

La frontera cerrada a las importaciones provoca presiones alcistas sobre los precios nacionales, incrementando los costos de producción de la cadena y generando niveles de inflación muy por arriba de otros productos competidores.

Continúan las importaciones de trigo, que es el principal competidor del maíz, sin limitaciones y con cero arancel, lo que ha provocado la pérdida de competitividad de la cadena Maíz-Tortilla. Este panorama está estimulando el cambio de hábitos de consumo del maíz hacia el trigo con todas las consecuencias económicas, sociales, nutricionales y culturales que esto conlleva, generando una dependencia cada vez mayor de trigo producido y subsidiado en el extranjero, reduciendo la competitividad del maíz nacional.

El gobierno federal aún no determina las acciones que tomará para implementar el funcionamiento del Consejo Regulador de la Cadena Maíz Tortilla, de acuerdo a la obligatoriedad derivada del artículo 6° transitorio de la Ley de Egresos del 2004.

Por lo tanto continúa la incertidumbre en la definición de los precios nacionales del maíz lo cual presenta serios problemas de planeación en la cadena productiva, la intervención de la SAGARPA (Secretaría de Agricultura, Ganadería Desarrollo Rural, Pesca y Alimentación) a través de ASERCA (Apoyos y Servicios a la Comercialización Agropecuaria), obliga a los compradores de maíz nacional a pagar precios por arriba de los niveles internacionales y muy por encima de la inflación, provocando que los precios de la tortilla al

consumidor final se hayan incrementado a niveles que le impide competir con otros productos elaborados con materia primas subsidiadas en el extranjero como los derivados del trigo.

Discusión y Análisis de los Resultados de la Empresa

Volumen

El volumen de ventas consolidado de Grupo Minsa durante el segundo trimestre de 2004 fue de 142,287 toneladas métricas, cifra que resultó menor en 2.9% al compararse contra la registrada durante el segundo trimestre del año anterior.

De igual manera, presentó un decremento de 3.2% respecto al primer trimestre del 2004, debido a un decremento en volumen en México por menores ventas a DIF y DICONSA.

Precios

Para el segundo trimestre de este año, el precio promedio fue de $3,846.35 pesos por tonelada métrica, aumentando en $188.00 o 5.1% en relación con el segundo trimestre del 2003.

Comparado con el primer trimestre de 2004, el precio promedio fue mayor en $59.87 pesos o 1.6%, debido a una mejor mezcla de productos vendidos.

Ventas Netas

Las ventas netas consolidadas de la empresa para este trimestre fueron de $547.3 millones de pesos, cifra superior en $11.4 millones o 2.1% mayor a la obtenida en el segundo trimestre del 2003. El aumento se debe a un mejor precio presentado principalmente en México.

Respecto al primer trimestre del 2004 las ventas netas resultaron $9.4 millones de pesos o 1.7% menores debido principalmente a la disminución en el volumen.

Costo de Ventas

El costo de ventas para el segundo trimestre del 2004 fue de $421.7 millones de pesos, $12.0 millones o 2.8% menor a la del segundo trimestre de 2003.

Al compararlo con el primer trimestre de 2004 el costo de ventas resultó $32.0 millones o 7.1% menor.

Ambos decrementos obedecen a la disminución en el volumen registrado este trimestre.

Gastos de Operación

Los gastos de operación durante el segundo trimestre del 2004 fueron de $103.9 millones de pesos, $8.5 millones o 7.5% menores a los incurridos en el segundo trimestre del 2003.

De igual manera resultan menores en $0.7 millones o 0.7% comparados con el primer trimestre de 2004.

Resultado de Operación

La Empresa obtuvo una utilidad de operación de $21.7 millones de pesos durante el segundo trimestre de este año, comparado con una pérdida de $10.2 millones de pesos el segundo trimestre del año anterior y una pérdida de $1.7 millones de pesos durante el primer trimestre de 2004. Esta utilidad es resultado del desempeño de la compañía mencionado anteriormente.

Costo Integral de Financiamiento

El costo integral de financiamiento para el periodo que se reporta fue de $50.9 millones de pesos, cifra $46.0 millones mayor a la reportada el segundo trimestre de 2003 este incremento se debe principalmente a una mayor pérdida cambiaria.

Al compararlo contra el primer trimestre de 2004 el costo integral de financiamiento resulta $38.5 millones de pesos mayor debido también a una mayor pérdida cambiaria y a la pérdida por posición monetaria registradas durante el trimestre.

Resultado Neto

La Compañía obtuvo una pérdida neta consolidada para el segundo trimestre de 2004 de $30.0 millones de pesos, cifra que resultó igual a la pérdida neta de $30.0 millones presentada en el segundo trimestre del 2003.

Este resultado es $324.0 millones favorable al compararla con una pérdida neta de $354.0 millones de pesos en el primer trimestre de 2004. La variación se explica principalmente al efecto de la aplicación, en el primer trimestre de este año, del boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición" de aplicación obligatoria a partir del 1 de enero de 2004, que representa un monto aproximado de 330.0 millones de pesos, según estimación de la empresa.

Utilidad antes de Intereses, Impuestos, Depreciación y Amortización (UAFIDA)

La cifra obtenida en el trimestre que se reporta es de $47.8 millones de pesos, $20.7 millones o 76.6% mayor respecto al segundo trimestre del año 2003 y $17.4 millones mayor al compararla con el primer trimestre de 2004. Este comportamiento se explica por los resultados operativos presentados durante el trimestre.

Situación Financiera

Los activos totales consolidados al 30 de junio de 2004 fueron $2,201.0 millones de pesos, $443.1 millones menor a la cifra reportada al 30 de junio de 2003. Este decremento se debe principalmente a la aplicación del boletín C-15 explicada con anterioridad.

Las cuentas por cobrar se mantienen en un promedio de 30 días para el trimestre que se reporta.

Los pasivos totales consolidados de la Compañía al cierre del trimestre reportado, fueron de $1,361.9 millones de pesos. La deuda total con costo se ubica en $1,039.5 millones, $11.4 menor al compararla con $1,050.9 millones del segundo trimestre del año anterior, debido a que se realizó una amortización de capital de créditos bancarios por $4.0 millones de dólares de acuerdo al contrato de reestructura de deuda bancaria firmado en abril de 2003. El apalancamiento financiero (pasivos con costo divididos entre el capital contable) es de 1.24, la razón circulante (activo circulante dividido entre el pasivo de corto plazo) es de 1.41 veces.

El capital contable de la Compañía al 30 de junio de 2004 se situó en $839.2 millones de pesos, $505.6 millones por debajo de la cifra del segundo trimestre de 2003, debido a la aplicación del boletín C-15.

Descripción de la Compañía

Minsa es el segundo productor más grande de harina de maíz para tortillas en México. Fundada en octubre de 1993, Minsa es propietaria de seis plantas de harina de maíz en la República Mexicana, localizadas en los Estados de México, Jalisco, Sinaloa, Veracruz, Chiapas y Coahuila; dos en los Estados Unidos de Norteamérica, localizadas en Muleshoe, Texas y Red Oak, Iowa; y una planta en Jutiapa, Guatemala.

NOTA 2 - BASES DE CONSOLIDACIÓN Y RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Los estados financieros muestran la consolidación de las cuentas de Grupo y sus subsidiarias que se mencionan en la Nota 1, después de eliminar los saldos y transacciones entre éstas.

Los estados financieros consolidados que se acompañan fueron preparados de conformidad con Principios de Contabilidad Generalmente Aceptados (PCGA); consecuentemente, están expresados en pesos constantes de poder adquisitivo del 30 de JUNIO de 2004.

A continuación se resumen las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de los efectos de la inflación en la información financiera:

a. Las inversiones en valores se expresan al costo, el cual es semejante a su valor de mercado.

b. Los inventarios se valúan a su costo promedio, el cual es similar a su costo de reposición. El costo de ventas se determina originalmente por el método de costos promedio y se actualiza aplicando factores derivados del Índice Nacional de Precios al Consumidor (INPC). Los valores así determinados no exceden al valor de mercado.

c. La maquinaria y equipo de origen extranjero se actualiza considerando la devaluación del peso contra las monedas extranjeras, aplicando el factor de inflación del país de origen; los activos fijos de origen nacional se actualizan aplicando un factor de inflación derivado del INPC a su valor al inicio de año.

La depreciación se calcula por el método de línea recta con base en las vidas útiles estimadas de los activos, tanto sobre el costo de adquisición como sobre los incrementos por actualización, de acuerdo con las tasas anuales de depreciación determinadas por peritos independientes.

d. Las marcas registradas se expresan a su valor actualizado, determinado mediante la aplicación a su costo de adquisición, de factores derivados del INPC. La amortización se calcula por el método de línea recta en veinte años.

e. El exceso del costo sobre el valor en libros de las acciones de subsidiarias es amortizado usando el método de línea recta en veinte años.

f. Los cargos diferidos se expresan a su valor actualizado, determinado mediante la aplicación a su costo de adquisiscion, de factores derivados del INPC. La amortización se calcula por el método de línea recta en ocho y veinte años.

g. Las inversiones en acciones de compañías asociadas se expresan a su costo de adquisición, actualizado mediante factores derivados del INPC.

h. Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional a los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su

liquidación o valuación al cierre del ejercicio se aplican a los resultados del ejercicio, o se capitalizan si son atrubuibles a construcciones en proceso.

i. Para consolidar las operaciones de Minsa Corporation y Minsa Centroamérica se utiliza la metodología establecida en el Boletín B-15 "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", emitido por el IMCP. Bajo estas normas las subsidiarias extranjeras se consideran como entidades extranjeras independientes; consecuentemente, para la conversión de sus estados financieros, éstos son reexpresados tomando como base el el Indice General de Precios al Consumidor que refleje los cambios en el poder adquisitivo de la moneda del país en que las entidades extranjeras reportan sus operaciones, y posteriormente; a) los activos y pasivos monetarios y no monetarios se convierten al tipo de cambio de cierre a la fecha del balance general y b) las partidas de ingresos y gastos se convierten al tipo de cambio de cierre del periodo que se informa. Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital.

j. El capital social y el resto de los componentes de la inversión de los accionistas representan el valor de dichas partidas en términos de poder adquisitivo del 31 de DICIEMBRE de 2003, y se determinan aplicando a los valores históricos factores derivados del INPC.

m. La insuficiencia en la actualización del capital representa el Resultado por Tenencia de Activos no Monetarios (RETANM) expresado en pesos de poder adquistivo del 30 de JUNIO de 2004. El RETANM representa la pérdida o utilidad en el valor actualizado de la maquinaria y equipo en moneda extranjera por debajo o por encima de la inflación medida en términos del INPC.

n. El resultado por posición monetaria representa la pérdida o utilidad por inflación, medida en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del periodo, expresada en pesos de poder adquisistivo del 30 de JUNIO de 2004.

o. La pérdida básica por acción ordinaria esta calculada de acuerdo con el Boleti B-14 "Utilidad por Acción", emitido por el IMCP. De acuerdo con este Boletin la utilidad básica por acción ordinaria es el resulatdo de dividir la utilidad atribuible a las acciones ordinarias entre el promedio ponderado de las acciones ordinarias en circulación durante el año.

p. Para la preparación de los estados finacieros de conformidad con los PCGA, se requiere que la administración efectúe estimaciones y suposiciones que afectan los importes registrados como activos y pasivos, de las revelaciones hechas en las notas sobre los estados financieros y de los importes registrados como ingresos y gastos durante el ejercicio.

q. El tipo de cambio utilizado para el periodo que se reporta fue de $11.5297 pesos por dólar americano.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **2** AÑO: **2004**

GRUPO MINSA, SA DE CV

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**

Impresión Previa

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 MINSA S.A. DE C.V.	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,826	214,591
2 MAIZ INDUSTRIALIZADO DE OCCIDENTE S.A.	INMOBILIARIA	78,918,000	99.99	78,869	331,152
3 MAIZ INDUSTRIALIZADO DEL NORTE S.A.	INMOBILIARIA	63,444,000	99.99	63,445	114,208
4 MAIZ INDUSTRIALIZADO DEL GOLFO S.A.	INMOBILIARIA	50,964,000	99.99	50,965	339,047
5 MAIZ INDUSTRIALIZADO DEL SURESTE S.A.	INMOBILIARIA	46,845,000	99.99	46,846	90,649
6 MAIZ INDUSTRIALIZADO DEL NORESTE S.A.	INMOBILIARIA	180,049,999	99.99	180,050	0
7 SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	161,750,900	99.99	161,751	130,881
8 MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	100.00	131,041	237,872
9 SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	261
10 OPERADORA MINSA	PRESTADORA DE SERVICIOS	74,070,422	99.99	74,070	(5,322)
11 MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	35,879	100.00	47,923	30,968
12 SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	35,774,033	99.99	35,774	(57,360)
TOTAL DE INVERSIONES EN SUBSIDIARIAS				961,610	1,426,945
ASOCIADAS					
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				0	0
OTRAS INVERSIONES PERMANENTES					4,536
TOTAL					1,431,481

OBSERVACIONES

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 2 AÑO: 2004

Impresión Previa
CONSOLIDADO

Tipo de Credito / Institución	Fecha de Vencimiento	Tasa de Interés	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Más de 1 Año	Vencimtos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Vencimtos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
ORGANISMOS FINANCIEROS																
REFACCIONARIO/BANCOMER	31/12/2007	10.60	17,385	175,887	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/IFC	31/12/2007	5.50	0	0	0	0	0	0	0	0	31,602	0	321,393	0	0	0
REFACCIONARIO/RABOBANK	31/12/2007	5.50	0	0	0	0	0	0	0	0	29,979	0	319,298	0	0	0
REFACCIONARIO/OLDHAM	31/12/2007	5.50	0	0	0	0	0	0	0	0	7,874	0	79,659	0	0	0
REFACCIONARIO/COMERICA	31/12/2007	10.10	4,912	50,127	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/BANCO DE EXPOR	21/07/2004	7.575	0	0	0	0	0	0	0	0	1,763	0	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	25/04/2005	5.15	0	0	0	0	0	0	0	0	0	83	80	0	0	0
ARRENDAMIENTO/WELLS FARGO	10/08/2004	5.15	0	0	0	0	0	0	0	0	0	22	0	0	0	0
TOTAL BANCARIOS			22,299	226,014	0	0	0	0	0	0	70,648	105	720,430	0	0	0
PROVEEDORES																
PROVEEDORES VARIOS S/22			222,924	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			222,924	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCUL S26			90,023	0	0	0	2,848	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			90,023	0	0	0	2,848	0	0	0	0	0	0	0	0	0
			335,246	226,014	0	0	2,848	0	0	0	70,648	105	720,430	0	0	0

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO FUE DE $11.5287 PESOS POR DOLAR AMERICANO

CLAVE DE COTIZACION: MINSA TRIMESTRE: 2 AÑO: 2004
GRUPO MINSA, SA DE CV

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 CONSOLIDADO
Impresión Previa

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	24,858	286,606	5,865	67,850	354,456
PASIVO	4,227	48,734	2,816	32,473	81,207
	3,973		2,816	32,473	78,278
	254		0	0	2,929
SALDO NETO	20,631	237,872	3,069	35,377	273,249

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 2 AÑO: 2004
GRUPO MINSA, SA DE CV

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Previa

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	483,872	1,235,615	(751,743)	0.00	4,736
FEBRERO	485,689	1,212,911	(727,223)	0.00	4,291
MARZO	480,590	1,219,630	(739,040)	0.01	2,513
ABRIL	473,623	1,235,432	(761,809)	0.00	1,219
MAYO	475,603	1,249,631	(774,029)	0.00	(2,012)
JUNIO	501,099	1,288,755	(787,655)	0.00	1,339
ACTUALIZACION:	0	0	0	0.00	61
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	(995)
TOTAL					11,152

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Previa

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
0

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Previa

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	58
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

OBSERVACIONES

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Previa

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
MAIZ	PRODUCTORES NACIONALES	NO			63.28

OBSERVACIONES

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Previa

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
HARINA DE MAIZ	235,421	858,586	234,232	854,250	24.50	MINSA	INDUSTRIALES DE LA TOTILLA
TOTAL		858,586		854,250			

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Previa

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
HARINA DE MAIZ			55,079	249,739	EE.UU	MINSA	INDUSTRIALES DE LA TORTILLA FRITUREROS
TOTAL				249,739			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 2 AÑO: 2004

CONSOLIDADO
Impresión Previa

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0		62,519,124		62,519,124		248,980
BII		0	65,070,925			65,070,925	258,608	
C		0		28,051,000		28,051,000		114,976
TOTAL			65,070,925	90,570,124	0	155,641,049	258,608	363,956

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
155,641,049

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Previa

PROYECTOS DE EMPRESA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Previa

Conversión de Estados Financieros en Monedas Extranjeras

Se reciben los estados financieros de Minsa Centroamérica en Quetzales y los de Minsa Corporation en Dólares

Estado de resultados
1. Se convierte a Quetzales/Usd de cierre del mes correspondiente
2. Los Quetzales/Usd de cierre se convierten a pesos por el tipo de cambio (pesos por Quetzal/Usd) de cierre
3. El efecto por conversión resultante se capitaliza
4. Se realiza el cálculo del resultado por posición monetaria y el efecto en resultados de la actualización de las depreciaciones de conformidad con el boletín B-10

Balance :
1. Se calcula su reexpresión de conformidad con el Boletín B-10 en Quetzales/Usd tomando el factor de inflación del país de origen
2. El balance en Quetzales/Usd reexpresado se convierte a Pesos de cierre multiplicándolo por el tipo de cambio de pesos por Quetzales/Usd correspondiente al cierre